UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Tucker, Lawrence C. ("Tucker")
   c/o Brown Brothers Harriman & Co. ("BBH")
   59 Wall Street
   New York, NY  10005
2. Issuer Name and Ticker or Trading Symbol
   National HealthCare Corporation
   NHC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   January 30, 2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, par value $.01 |      |    |                  |   |           |690,155 (1)        |I     |1818 Fund II, L.P.         |
per share                    |      |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option to purchase commo|$39.875 |1/5/9|A   |10,000     |A  |1/5/9|1/4/2|Common Stock|10,000 |$39.875|10,000      |D  |            |
n stock                 |        |8    |    |           |   |8    |003  |            |       |       |            |   |            |
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Option to purchase commo|$9.375  |4/26/|A   |10,000     |A  |4/26/|4/25/|Common Stock|10,000 |$9.375 |10,000      |D  |            |
n stock                 |        |99   |    |           |   |99   |04   |            |       |       |            |   |            |
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Option to purchase commo|$4.75   |5/24/|A   |10,000     |A  |5/24/|5/23/|Common Stock|10,000 |$4.75  |10,000      |D  |            |
n stock                 |        |00   |    |           |   |00   |05   |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The securities are owned by The 1818 Fund II, L.P. Tucker is a general partner of BBH, the general partner of The 1818 Fund II, L.P., and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.